JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE, SUITE 100, BUILDING 12

ATLANTA, GEORGIA 30328

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

December 27, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC  20549

Attn:  Chris Edwards

Re: BioForce Nanosciences Holdings, Inc.

Preliminary Information Statement on Schedule 14C filed December 13, 2019

[File No. 000-51074]

[J&H File No. 3882.00]

Dear Mr. Edwards:

This firm represents BioForce Nanosciences Holdings, Inc. (“BioForce” or the “Company” or the “Registrant”), which filed its Preliminary Information Statement on Schedule 14C on December 13, 2019, in connection with its proposed amendment to its articles of incorporation to effect a reverse stock split.  Your office previously provided comments to the above referenced filing in your letter dated December 20, 2019 (“Comment Letter”).  At this time, we are submitting, on behalf of BioForce, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.  This letter will be filed as correspondence.

Accordingly, our response to your Comment Letter is as follows:

Preliminary Information Statement on Schedule 14C

General

1. We have revised the information statement to include an ownership table, pursuant to the requirements of Item 403 of Regulation SK.

We submit this response for your consideration, and we ask you to notify us if we have cleared comments so we may file the definitive information statement to preparing for the mailing.  Of course, if there are additional steps that we must take before filing the definitive, please notify us.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Richard Kaiser